UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for February 27, 2017
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
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solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
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furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not
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event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures:
Reviewed interim financial results for the six months ended 31 December 2016

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the company")
Reviewed interim financial results for the six months ended 31 December 2016
Sasol is an international integrated chemicals and energy company that leverages technologies and the expertise of our 30 300 people working in 33 countries. We develop and commercialise technologies, and build and operate world-scale facilities to produce a range of high-value product streams, including liquid fuels, chemicals and low-carbon electricity.
SALIENT FEATURES
-
Strong business performance across most of the value chain
- Production volumes
- Up 1% for Secunda Synfuels Operations
- Up 5% for Eurasian Operations
-
Normalised sales volumes
-
Base Chemicals up 11% and Performance Chemicals up 2%
- Energy liquid fuels down 2%
-
Business Performance Enhancement Programme delivered
-
Sustainable actual cost savings of R4,9bn
- Target exit run rate of R5,4bn by 2018
-
Response Plan cash savings exceeding expectations
-
R17,8bn cash savings delivered for the period
- Target increased to deliver full year cash savings of R26bn
- Lake Charles Chemicals Project is on track and 64% complete
- Headline earnings per share down 38% to R15,12, earnings per share up 19% to R14,21
- Safety Recordable Case Rate (RCR), excluding illnesses, improved to 0,27. We regret that three fatalities occurred.
- Cash fixed costs, including the mining strike cost, 1% down in real terms
- Invested R471 million in skills development and socioeconomic development
- Direct and indirect taxes paid to South African Government R15,4 billion
Segment report
for the period ended
Turnover Operating profit/(loss)
R million R million
Full year Half year Half year Half year Half year Full year
30 Jun 16 31 Dec 15 31 Dec 16 31 Dec 16 31 Dec 15 30 Jun 16
Audited Reviewed Reviewed Segment analysis Reviewed Reviewed Audited
21 186 10 625 11 543 Operating Business Units 1 738 (5 930) (6 975)
16 975 8 351 9 524 - Mining 2 359 1 534 4 739
- Exploration and Production
4 211 2 274 2 019 International (8 289) 204 (11 714)
173 042 84 507 83 452 Strategic Business Units 11 909 18 600 29 831
64 341 32 991 31 225 - Energy 5 529 10 261 14 069
35 067 16 938 18 215 - Base Chemicals 1 733 3 178 4 486
73 634 34 578 34 012 - Performance Chemicals 4 647 5 161 11 276
108 49 526 Group Functions
25
2 246 1 383
194 336 95 181 95 521 Group performance 13 672 14 916 24 239
(21 394) (10 706) (10 626) Intersegmental turnover
172 942 84 475 84 895 External turnover
Transitioning to the future
Joint President and Chief Executive Officer, Bongani Nqwababa said:
"Notwithstanding the volatile macro-economic environment in which we operate, Sasol delivered a resilient performance. This is attributable to our continued sharpened focus on business and capital excellence, advancement of our value-based capital projects, consistent delivery against our cost reduction and cash savings targets and a heightened focus on macro-economic risk mitigations to protect our balance sheet. These decisive actions were underpinned by a robust business performance from our global assets.
Furthermore, we continue pursuing our zero harm focus, building a resilient organisation for the future and nurturing our foundation business, while driving value based growth as we consider our future investment opportunities."
Joint President and Chief Executive Officer, Stephen Cornell said:
"Advancing our value based growth strategy continues through our near-term focus on Southern Africa and
North America. Our Lake Charles Chemicals Project in the United States is now 64% complete, and remains on track for start-up of the first units in the second half of 2018. The fundamental drivers for this investment remain sound, and will enable Sasol's continued growth in a low feedstock cost region. In Mozambique,

we remain committed to our growth plans and will continue to partner with the country's government and other stakeholders on projects that will help stimulate socio-economic growth. We are confident that the economics to develop the Production Sharing Agreement license area remain positive, with four wells completed, as part of our drilling campaign, already showing promising results."
Overview*
Earnings attributable to shareholders for the six months ended 31 December 2016 increased by 19% to
R8,7 billion from R7,3 billion in the prior period. Headline earnings per share (HEPS) decreased by 38% to
R15,12 and earnings per share (EPS) increased by 19% to R14,21 compared to the prior period. Operating profit decreased by 8% to R13,7 billion compared to the prior period.
Although business performance was mostly in line with our expectations, Sasol's profitability, period on period, and as reflected in HEPS, was negatively impacted by the following items:
-
The strengthening of the Rand against the US dollar to R13,74 at 31 December 2016 (30 June 2016: R14,71) resulted in translation losses of approximately R1,3 billion on the valuation of the balance sheet, compared to translation gains of R2,6 billion in the prior period (including foreign exchange contracts). The valuation impact of the stronger closing exchange rate for the period under review negatively impacted earnings by approximately
R1,46 per share.
- The impact of the once-off prolonged strike action at our Secunda mining operations resulted in an additional net cost of R1 billion or R1,06 per share.
- The reversal of a provision of R2,3 billion (US$166 million) or R3,77 per share in the prior period based on a favourable ruling received from the Tax Appeal Tribunal in Nigeria relating to the Escravos Gas-to-Liquids
(EGTL) project.
HEPS, normalised for these once-off adjustments and translation effects, amounted to R18,62 per share, which is 4% higher compared to normalised HEPS for the prior period of R17,96.
* All comparisons refer to the prior period for the six months ended 31 December 2015. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".
Except for earnings attributable to shareholders and the RP cash conservation measures, all numbers are quoted on a pre-tax basis.
We have seen a steady and continued recovery in global oil and product prices during the period under review. Average Brent crude oil prices moved higher by 2% and since December 2016 have moved to the mid
US$50/bbl range, which will positively impact our results during the second half of 2017. Our refining margins decreased by 32% to US$8,42/bbl, however, we have seen some recovery since the lows of October 2016 which will positively impact on our results in the second half of 2017. Despite the soft commodity chemical prices experienced during the first quarter of 2017, we have seen a steady increase in demand and resilient margins in certain key markets during the second quarter of 2017. Despite the volatile macro-economic environment, the average margin for our speciality chemicals business remained flat, except for our ammonia business, where margins were squeezed as a result of oversupply in global markets.
Overall, Sasol delivered a strong business performance across most of the value chain. Secunda Synfuels'
production volumes increased by 1% and our Eurasian operations increased production volumes by 5% on the back of stronger demand. Natref's production volumes were down 7% mainly due to plant shutdowns during the period under review. Normalised sales volumes increased by 11% for our Base Chemicals business and 2% for our Performance Chemicals business compared to the prior period mainly on the back of stronger demand and improved plant stability. Liquid fuels sales volumes decreased by 2% due to the Natref planned shutdowns and more volumes from Secunda Synfuels Operations (SSO) being allocated to the higher margin yielding chemical businesses. ORYX GTL achieved an average utilisation rate of 95% with the run-rate of production in line with our previous market guidance.
Our Secunda mining operations experienced a challenging six months with the onset of a protected strike action, which commenced in August 2016, by the Association of Mineworkers and Construction Union
(AMCU). Notwithstanding a 16% decrease in mining production volumes resulting from the strike action,
Mining continued to deliver our full coal supply commitment to the integrated Sasol value chain through external coal purchases and increased gas consumption at Secunda Synfuels Operations. The profitability of the mining business was significantly impacted by the R1 billion net additional cost as a result of the strike.
We continued to drive our cost containment programme and managed cash fixed costs well below inflation in nominal terms, when compared to the prior period. Excluding the impact of inflation, our cash fixed costs, including the mining strike costs, reduced by 1% in real terms compared to the prior period. The strong cost performance was achieved by sustainable delivery of our Business Performance Enhancement Programme
(BPEP) and Response Plan (RP).
As part of the BPEP, we delivered sustainable cost savings of R4,9 billion, exceeding our December 2016 exit run rate target by R0,2 billion. We are confident that we will meet or exceed our targeted sustainable savings at an exit run rate of R5,4 billion by the end of 2018.
Our comprehensive low oil price RP, focusing on cash conservation to counter a lower-for-much-longer oil price reality, has continued to yield positive cash savings in line with our 2017 targets, despite margin contraction and difficulties experienced in placing certain product. The RP realised R17,8 billion of cash savings for the period. We have increased our full year cash savings target from R22 billion to R26 billion, mainly due to the reprioritisation of our capital portfolio. The RP places the company in a strong position to operate profitably within a US$40-50/bbl oil price environment. We expect our sustainable cash cost savings from our
RP to be R2,5 billion by 2019, in addition to the R5,4bn sustainable savings from our BPEP.

The decrease in the effective corporate tax rate from 43,1% to 28,4% was mainly as a result of the R7,4 billion
(CAD665 million) partial impairment of our Canadian shale gas assets in the prior period. The normalised effective tax rate, excluding equity accounted investments, remeasurements and once-off items, is 29,2%
compared to 32,9% in the prior period due to additional tax incentives.
Actual capital expenditure, including accruals, amounted to R30,2 billion. This includes R17,4 billion
(US$1,2 billion) relating to the Lake Charles Chemicals Project (LCCP). We have revised our capital expenditure estimate from R75 billion to R66 billion for the full year, largely due to the impact of the stronger rand/US dollar exchange rate coupled with our cash conservation initiatives and active management of our capital portfolio.
Our net cash position decreased from R52 billion in June 2016 to R28 billion at 31 December 2016, mainly due to the funding of the LCCP and the effect of a stronger closing rand/US dollar exchange rate. Loans raised during the period amounted to R2 billion, mainly for the funding of our growth projects.
During the current financial year, Sasol entered into a number of hedges to mitigate specific financial risks and provide protection against unforeseen movements in oil prices, interest rates, currency movements, and commodity and final product prices. Approximately 50% of the crude oil exposure was hedged with crude oil put options for 2017 at a net price of ~US$49,50/bbl. A total net loss of R515 million (US$37 million) was recognised during the period. To manage the exposure to the US dollar, approximately 12% of the rand/US dollar exposure was hedged with zero-cost collar instruments at a floor of ~R14,10 for specific periods in 2018.
A net gain of R283 million (US$20 million) was recognised during the period. Should attractive hedges become available in the market at an acceptable cost, we will enter into additional hedges as mitigation against these financial risks.
Cash generated by operating activities decreased by 37% to R16,8 billion compared with R26,7 billion in the prior period. Notwithstanding reduced cash flows, our balance sheet has the capacity to lever up, as we continue to execute our growth plans and return value to our shareholders. Accordingly, in support of our funding strategy, gearing increased to 25%, which is consistent with our previous market guidance of
20% to 44%.
To manage the impact of price volatility and the low oil price environment, the Sasol Limited Board (Board)
concluded that our internal gearing ceiling will remain at 44% until the end of 2018. The net debt: EBITDA ratio is forecasted to be below 2,0 times. We actively manage our capital structure and funding plan to ensure that we maintain an optimum solvency and liquidity profile.
Our dividend policy is to pay dividends within a dividend cover range based on HEPS. Taking into account the current volatile macro-economic environment, capital investment plans, our cash conservation initiative, the current strength of our balance sheet, and the dividend cover range, the Board has declared a gross interim dividend of R4,80 per share (15,8% lower compared to the prior period). The interim dividend cover was
3,2 times at 31 December 2016 (31 December 2015: 4,3 times). The dividend declared is in accordance with our dividend cover policy of 2,2x to 2,8x of annual HEPS.
Solid operational performance supported by continued effective cost management
Operating Business Units
Mining - uninterrupted supply to Secunda Synfuels Operations, but negatively impacted by strike action
Operating profit decreased by 35% to R1 534 million compared to the prior period, mainly as a result of the net additional cost of the strike action of R1 billion at our Secunda mining operations. Normalised operating profit, excluding the strike cost, increased by 9% mainly due to higher selling prices to SSO and a 35% increase in export coal prices. Our normalised unit cost of production increased by 13% above inflation compared to the prior period due to higher depreciation, enablement and utility costs associated with our new mines and increased maintenance costs.
Exploration and Production International (E&PI) - strong Mozambique operational delivery
E&PI recorded an operating profit of R204 million compared to an operating loss of R853 million (excluding the impact of a partial impairment of R7 436 million) in the prior period. Operating profit was positively impacted by translation gains of R202 million and an 18% decrease in cash fixed costs, underpinned by our cost containment programme.
Our Mozambican producing operations' operating profit increased from R437 million in the prior period to
R988 million mainly due to a 3% increase in production volumes on the back of increased gas consumption at
SSO and the net positive impact of translation effects of R859 million.
Our Gabon asset recorded a lower operating loss of R41 million compared to a R512 million operating loss in the prior period, mainly due to lower depreciation charges and higher sales prices. This was offset by a 23%
decrease in production volumes (after royalties) as a result of the deferral of drilling activities in line with our
RP cash saving initiatives.
Our Canadian shale gas assets in Montney generated an operating loss of R312 million, compared to an operating loss of R333 million (excluding the impact of a partial impairment of R7 436 million) in the prior period. Our Canadian gas production volumes increased by 3% compared to the prior period, mainly due to completion activities on existing wells. There were no drilling rigs in operation during the period.

Strategic Business Units
Performance Chemicals - stronger demand and resilient margins
Operating profit of R4 647 million decreased by 10% compared to the prior period, mainly due to a partial impairment of R527 million on our US Phenolics business and a significant decrease in global ammonia prices.
Normalising for these effects, operating profit increased by 9%. The increase in operating profit is largely due to the resilience of margins in our European organics business coupled with increased ethylene sales prices which positively impacted on the margins of our assets in the US. Production volumes from our European
Operations increased by 5% due to stronger demand.
Total sales volumes increased by 1% compared to the prior period. Normalised sales volumes were up 2%, after taking into account the ethylene plant shutdown in the US in the prior period and the sale of the US wax production facility in May 2016.
Our Fischer-Tropsch Wax Expansion Project (FTWEP) (phase one), which is continuing to ramp up, is replacing hard wax volumes from the existing facility which has been recently decommissioned. Phase two of the project is expected to reach beneficial operation by the end of quarter three of 2017 resulting in increased hard wax production during quarter four of 2017 and 2018. Cash fixed costs in nominal rand terms are 1%
lower compared to the prior period.
Base Chemicals - increased sales volumes due to improved production stability
Sales volumes increased by 11% mainly as a result of improved production stability after the commissioning of the C3 Expansion Project in the prior year.
Operating profit, normalised for the effect of remeasurements, once-off items and translation effects on the valuation of the balance sheet, remained flat in comparison to the prior year. The business managed to deliver a solid performance by focusing on delivering higher production and sales volumes and managing costs. While commodity chemical US dollar prices decreased by 6% compared to the prior period, prices have recovered and are currently 6,7% higher than the second half of 2016, with this trend expected to continue for at least the next six months.
Operating profit decreased by 45% to R1 733 million compared to the prior period and the operating margin decreased from 19% to 10%. Normalised operating profit for the full financial year is estimated at between
R4,5 billion to R5,5 billion, based on the latest business performance and taking into account a much stronger rand/US dollar exchange rate*.
* This financial forecast is the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been reviewed and reported on by the company's auditors.
Energy - Strong Synfuels performance, margins under pressure
Operating profit of R5 529 million decreased by R4 732 million or 46% compared to the prior period.
Normalised for the impact of translation effects on the valuation of the balance sheet and other once-off items, operating profit decreased by 21%. Operating margins were down 4% on a normalised basis. Operating profit was negatively impacted by a 38% decrease in petrol differentials, a 12% decrease in diesel differentials and lower liquid fuels sales volumes. In nominal terms, we reduced our cash fixed costs by 2% compared to the prior period due to our BPEP and RP initiatives and the benefit of increased own electricity generation at SSO.
Liquid fuel sales volumes decreased by 2% compared to the prior period, mainly due to lower allocated volumes from SSO, the impact of the Natref plant shutdowns and lower external purchases. Gas sales volumes were 1% higher compared to the prior period mainly due to higher gas sales to commercial customers. Our share of power produced at the Central Térmica de Ressano Garcia (CTRG) joint operation in
Mozambique amounted to 334 gigawatt-hours of electricity, 2% higher than the prior period.
The ORYX GTL plant achieved an average utilisation rate of 95% for the period, while maintaining a world-class safety recordable case rate of zero. Excluding the impact of a once-off tax adjustment at the ORYX GTL plant in the prior period, our share of profit from joint ventures was 10% higher compared to the prior period.
In Nigeria, the extended EGTL turnaround maintenance programme is scheduled to be completed during the first quarter of the 2017 calendar year followed by a planned ramp-up in plant production to design capacity.
Advancing projects to enable future growth
We are encouraged by the headway we are making in delivering on our project pipeline:
- Growing our footprint in North America
-
Overall construction on the LCCP continues on all fronts, with most engineering and procurement activities nearing completion during the period. Total capital spent amounts to US$6,0 billion, and the overall project completion is 64%. The total forecasted capital cost for the project remains within the approved US$11 billion budget and approved schedule. The project's contingency which, measured against industry norms for this stage of project completion, is still considered sufficient to effectively complete the project to beneficial operation (BO) within the US$11 billion budget. Although unplanned event-driven risks may still impact the execution and cost of the project, we are confident that the remaining construction, procurement, execution and business readiness risks can be managed within the budget as a result of these changes. We still consider the LCCP to be a value-based investment that will return sustainable value to our shareholders for many years into the future. The project returns are still forecast to be above our weighted average cost of capital (WACC).

-
Construction of our 50% joint venture high-density polyethylene plant with Ineos Olefins and
Polymers USA is more than 90% complete and is on track for mechanical completion by the middle of the 2017 calendar year. The plant will be the largest bi-modal high density polyethylene
(HDPE) manufacturing facility in the US (470 kt per annum) and will produce some of the most cost competitive performance resins based on InnoveneTM S technology. We continue to work with the operator (our joint venture partner) to manage construction delays that have mainly resulted from adverse weather conditions and poor craft labour productivity. Together with our partner, we have successfully approached the market and attained a favourable reduction in the financing rate for the remaining term of the facility. The project economics remain strong and returns are currently above
WACC despite the project's cost increase. The market conditions for start-up continue to be favourable with low feedstock cost and strong polyethylene market demand projected in 2017.
- Focusing on our asset base in Southern Africa
-
Our strategic R14,0 billion mine replacement programme, which will ensure uninterrupted coal supply to SSO in order to support Sasol's strategy to operate its southern African facilities until
2050, is nearing completion. The total programme is expected to be completed below budget and within schedule. The Shondoni colliery achieved BO, within budget, during April 2016 and will be fully completed during the second half of the 2017 calendar year. Phase 2 of the Impumelelo colliery project for R0,9 billion commenced during the first half of the 2016 calendar year and is on track to be completed within budget, late in the 2019 calendar year.
-
The expansion of our FTWEP facility in Sasolburg is progressing well. BO for phase two is on track for the end of the third quarter of 2017. The project economics for this project remain sound. The total project cost for both phases is estimated at R13,5 billion.
- The Loop Line 2 project on the Mozambique to Secunda Pipeline (MSP) reached BO ahead of schedule on 2 November 2016 at a total project cost below budget, while delivering a safety recordable case rate of zero. Loop Line 2 will increase the MSP's available annual gas transportation capacity from
169,4 bscf to 191 bscf and renders a return in line with our investment hurdle rate.
-
The first phase of the development of the Production Sharing Agreement (PSA) licence area remains on budget and schedule. To date, four wells have been drilled and completed, two gas wells in the
Temane G8 reservoir and two oil wells in the Inhassoro G6 reservoir. Drilling results have been in line with expectations. The third oil well (or fifth well) was spudded in early February 2017. In addition, as part of the PSA programme, the first onshore Mozambique 3D seismic programme has been successfully undertaken.
Maintaining our focus on sustainable value creation
We continued to deliver on our broader sustainability and community contributions during the period:
-
Safety remains a top priority for Sasol. Regrettably, we did experience the loss of three of our colleagues during the period. Our thoughts remain with these colleagues' families and friends. Our safety RCR for employees and service providers, excluding illnesses, improved to 0,27 at 31 December 2016 (0,32 as at
31 December 2015). We retain our focus on safety and strive for zero harm.
-
During the period, we invested R471 million in skills development and socioeconomic development, which includes our Ikusasa programme, bursaries, learnerships and artisan training programmes. The Ikusasa programme focuses on education, health and wellbeing, infrastructure, and safety and security in the
Secunda and Sasolburg regions. Since 2013, we have invested R618 million, of which R21 million was spent in Secunda and Sasolburg during the period. A further R68 million is planned for the remainder of 2017.
The total planned Ikusasa investment amounts to R800 million, with the remaining R114 million to be spent by 2020.
-
While we support the transition to a lower carbon economy, we are concerned that the proposed carbon tax in South Africa will diminish the country's competitiveness. It also cannot address the structural issues that lie at the heart of the country's carbon intensity. The proposed design of the carbon tax creates substantial regulatory and investment uncertainty as there is insufficient clarity relating to the phases of the tax proposed in the draft carbon tax bill, especially post 2020. This is exacerbated by the fact that the carbon tax is not aligned with the carbon budget system which is currently in the trial phase of implementation. Sasol continues to engage with the South African Government on the carbon tax issue.
-
To ensure our ongoing compliance with new air quality regulations in South Africa, Sasol applied for certain postponements to manage our short-term challenges relating to the compliance timeframes.
We have received decisions on our postponement applications from the National Air Quality Officer, which, while aligned with our requests, imposed stretched targets in terms of our atmospheric emission licences.
In some cases shorter postponement were granted and further applications are under way to extend compliance timeframes in line with our committed roadmaps. Our R3,3 billion volatile organic compound abatement programme remains on track to achieve our targeted reductions of volatile organic compounds emissions by 2020.
-
We continue to measure our comprehensive climate change response in accordance with our key performance indicators. Our total greenhouse gas (GHG) emissions globally for the six months ended
31 December 2016 were 33,8 million tons compared to 34,5 million tons for the prior period. Our GHG emissions intensity (measured in carbon dioxide equivalent per ton of production) increased to 3,71 compared to 3,68 at June 2016 as a result of lower production (due to planned shutdowns). GHG targets in
South Africa are being developed in conjunction with the South African government's process for setting carbon budgets.
- Our improvement in utility Energy Intensity Index (EII) marginally increased above our internal target of 1% improvement for the period to 2% for our operations in South Africa. Including our international operations, we improved our EII by 1,8% from the previous financial year.
-
During the period, we paid R15,4 billion in direct and indirect taxes to the South African Government.
Sasol remains one of the largest corporate taxpayers in South Africa, contributing significantly to the country's economy.
- In 2016, in terms of the Department of Trade and Industry's revised Codes of Good Practice, our B-BBEE contributor status declined to level 8 from level 4. We view B-BBEE in South Africa as a business imperative and have embarked on a project to realise the targets set to improve our rating by 2020.
Profit outlook* - strong production performance and cost reductions to continue
The current economic climate remains volatile and uncertain. While oil price and foreign exchange movements are outside our control and may impact on our results, our focus remains firmly on managing factors within our control, including volume growth, cost optimisation, effective capital allocation, focused financial risk management and cash conservation.
We expect an overall strong operational performance for 2017, with:
-
Liquid fuels sales volumes for the Energy business in southern Africa to be approximately 61 million barrels;
- Base Chemicals sales volumes to be between 4% to 6% higher than the prior year, with US dollar product prices recovering;
-
Performance Chemicals sales volumes to be between 1% to 2% higher, with average margins for the business remaining resilient;
- An average utilisation rate at ORYX GTL in Qatar of above 90% for the remainder of the financial year;
- Normalised cash fixed costs to remain in line with SA PPI;
- The RP cash flow contribution to range between R22 billion and R26 billion;
- BPEP cash cost savings to achieve an annual run rate of R5,4 billion by 2018;
- Capital expenditure, including capital accruals, of R66 billion for 2017 and R60 billion in 2018 as we progress with the execution of our growth plan and strategy. Capital estimates may change as a result of exchange rate volatility;
- Our balance sheet gearing up to a level of between 30% and 35%, with net debt:EBITDA being managed to below 2,0 times;
- Average Brent crude oil prices expected to remain between US$50/bbl and US$55/bbl; and
- Ongoing rand/US dollar volatility due to various factors, including the pending outcome of the next review of the South African sovereign credit rating and capital inflows.
* The financial information contained in this profit outlook and other financial forecasts mentioned elsewhere in the financial overview are the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been reviewed and reported on by the company's auditors.
Competition law compliance
The South African Competition Commission is conducting proceedings against various petroleum products producers, including Sasol. The Competition Commission is conducting an investigation into Sasol's South
African polymer business, and it is finalising a market inquiry in the South African LPG market. We continue to interact and co-operate with the South African Commission in respect of the subject matter of current applications brought by Sasol, as well as in the areas that are subject to the Commission's investigations.
To the extent appropriate, further announcements will be made in future.
Change in directors
Ms VN Fakude resigned as Executive Director and Executive Vice-President, Strategy and Sustainability with effect from 31 December 2016.
Declaration of cash dividend number 75
An interim gross cash dividend of South African 480,00 cents per ordinary share (31 December 2015 - 570,00 cents per ordinary share) has been declared for the six months ended 31 December 2016. The interim cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The Board is satisfied that the liquidity and solvency of the company, as well as capital remaining after payment of the dividend is sufficient to support the current operations. The dividend has been declared out of retained earnings (income reserves). With effect from 22 February 2017, the South African dividend withholding tax rate is 20%. At the declaration date, there are 651 389 516 ordinary (including 8 809 886 treasury shares), 25 547 081 preferred ordinary and
2 838 565 Sasol BEE ordinary shares in issue. The net dividend amount payable to ordinary shareholders who are not exempt from the dividend withholding tax, is 384,00 cents per share, while the dividend amount payable to ordinary shareholders who are exempt from dividend withholding tax is 480,00 cents per share.

The salient dates for holders of ordinary shares and Sasol BEE ordinary shares are:
Declaration date Monday, 27 February 2017
Last day for trading to qualify for and participate in the final dividend
(cum dividend)
Tuesday, 14 March 2017
Trading ex-dividend commences Wednesday, 15 March 2017
Record date Friday, 17 March 2017
Dividend payment date (electronic and certificated register) Monday, 20 March 2017
The salient dates for holders of our American Depository Receipts are(1):
Ex-dividend on New York Stock Exchange (NYSE) Wednesday, 15 March 2017
Record date Friday, 17 March 2017
Approximate date for currency conversion Wednesday, 22 March 2017
Approximate dividend payment date Friday, 31 March 2017
1. All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.
On Monday, 20 March 2017, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 20 March 2017. Share certificates may not be dematerialised or rematerialised between 15 March 2017 and 17 March 2017, both days inclusive.
On behalf of the Board
Mandla Gantsho Bongani Nqwababa Stephen Cornell Paul Victor
Chairman Joint President and Chief Joint President and Chief Chief Financial Officer
Executive Officer Executive Officer
Sasol Limited
24 February 2017
The interim financial statements are presented on a condensed consolidated basis.
Income statement
for the period ended
Full year Half year Half year Half year Half year Full year
30 Jun 16
31 Dec 15
31 Dec 16 31 Dec 16 31 Dec 15 30 Jun 16
Audited Reviewed Reviewed Reviewed Reviewed Audited
US$m* US$m* US$m* Rm Rm Rm
11 911 6 202 6 068 Turnover 84 895 84 475 172 942
Materials, energy and
(4 912) (2 596) (2 526) consumables used (35 342) (35 361) (71 320)
(476) (273) (238) Selling and distribution costs (3 331) (3 718) (6 914)
(582) (285) (294) Maintenance expenditure (4 119) (3 878) (8 453)
(1 647) (868) (851) Employee-related expenditure (11 911) (11 816) (23 911)
Exploration expenditure and
(20) (10) (13) feasibility costs (182) (142) (282)
(1 127) (588) (584) Depreciation and amortisation
(8 174)
(8 006) (16 367)
(625) 23 (552) Other expenses and income
(7 719)
307 (9 073)
10 61 (25) Translation gains/(losses) (341) 829 150
(635) (38) (527) Operating expenses**
(7 378)
(522) (9 223)
(888) (557) (55) Remeasurement items (771) (7 586) (12 892)
Equity accounted profits,
35 47 23 net of tax 326 641 509
1 669 1 095 978 Operating profit 13 672 14 916 24 239
125 53 58 Finance income 807 719 1 819
(161) (79) (101) Finance costs (1 409) (1 080) (2 340)
1 633 1 069 935 Profit before tax 13 070 14 555 23 718
(598) (461) (266) Taxation (3 719) (6 277) (8 691)
1 035 608 669 Profit after tax 9 351 8 278 15 027
Attributable To
911 537 621 Owners of Sasol Limited 8 676 7 312 13 225
Non-controlling interests in
124 71 48 subsidiaries 675 966 1 802
1 035 608 669 9 351 8 278 15 027
US$ US$ US$ Earnings per share Rand Rand Rand
1,49 0,88 1,02 Basic earnings per share 14,21 11,97 21,66
1,49 0,88 1,02 Diluted earnings per share 14,20 11,97 21,66
* Supplementary non-IFRS information. US dollar convenience translation, converted at average exchange rate of R13,99/US$1 (31 December 2015 - R13,62/US$1; 30 June 2016 - R14,52/US$1).
** A loss of R975 million (31 December 2015 - R1 753 million gain; 30 June 2016 - R920 million gain) arising from foreign exchange contracts (FECs) has been reclassified from translation gains and losses, to other operating expenses and income, in accordance with the recognition of other derivative gains and losses.
Other operating expenses include rental, computer and insurance costs of R1 946 million (31 December 2015 -
R1 831 million; 30 June 2016 - R3 532 million), derivative losses including FECs of R1 305 million
(31 December 2015 - R2 506 million gain; 30 June 2016 - R1 250 million gain), the reversal of the EGTL provision of Rnil (31 December 2015 - R2 296 million; 30 June 2016 - R2 296 million), and rehabilitation related costs due to new legislation at Sasolburg Operations and changes in the discount rate of R391 million
(31 December 2015 - R341 million gain; 30 June 2016 - R1 946 million gain).
Statement of comprehensive income
for the period ended
Half year Half year Full year
31 Dec 16
31 Dec 15 30 Jun 16
Reviewed Reviewed Audited
Rm Rm Rm
Profit after tax 9 351 8 278 15 027
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the
income statement
(6 173) 18 995 13 253
Effect of translation of foreign operations* (7 414) 19 422 15 112
Effect of cash flow hedges** 1 985 (558) (2 855)
Fair value of investments available for sale 1 (17) (7)
Tax on items that can be subsequently reclassified to the
income statement
(745) 148 1 003
Items that cannot be subsequently reclassified to the
income statement
491 555 (546)
Remeasurements on post-retirement benefit obligations 739 740 (877)
Tax on items that cannot be subsequently reclassified to the income statement
(248) (185) 331
Total comprehensive income for the period 3 669 27 828 27 734
Attributable to
Owners of Sasol Limited
3 045 26 753 25 890
Non-controlling interests in subsidiaries 624 1 075 1 844
3 669 27 828 27 734
*
The impact of a stronger Rand at 31 December 2016 (R13,74/US$, R14,45/EUR) resulted in the translation loss recognised in other comprehensive income. At 31 December 2015 and 30 June 2016, the weaker Rand (R15,48/US$, R16,81/EUR and
R14,71/US$, R16,33/EUR, respectively) resulted in significant translation gains recognised in other comprehensive income in the prior periods.
**   Includes the impact of a R116 million (31 December 2015 - Rnil; 30 June 2016 - R97 million) reclassification to profit and loss, relating to the interest rate swap. A gain of R2 billion (US$145 million) was recognised in other comprehensive income during the period as a result of the significant decrease in the liability related to the interest rate swap, which occurred due to the interest rate curves trading significantly higher than at 30 June 2016.
Statement of financial position
At
Full year Half year Half year Half year Half year Full year
30 Jun 16 31 Dec 15 31 Dec 16 31 Dec 16 31 Dec 15 30 Jun 16
Audited Reviewed Reviewed Reviewed Reviewed Audited
US$m* US$m* US$m* Rm Rm Rm
Assets
10 541 9 440 11 364 Property, plant and equipment 156 120 146 039 155 054
7 071 5 737 8 456 Assets under construction 116 176 88 751 104 011
Goodwill and other intangible
182 190 177 assets 2 428 2 945 2 680
892 975 875 Equity accounted investments 12 024 15 088 13 118
42 41 45 Post-retirement benefit assets 625 638 614
230 149 240 Deferred tax assets 3 301 2 308 3 389
252 206 330 Other long-term assets 4 527 3 193 3 715
19 210 16 738 21 487 Non-current assets 295 201 258 962 282 581
Assets in disposal groups held
72 18 66 for sale 905 273 1 064
1 618 1 595 1 766 Inventories 24 261 24 667 23 798
2 102 2 047 2 072 Trade and other receivables 28 471 31 659 30 913
3 70 37 Short-term financial assets 514 1 083 42

158 348 135 Cash restricted for use 1 852 5 380 2 331
3 398 3 633 1 879 Cash and cash equivalents 25 813 56 201 49 985
7 351 7 711 5 955 Current assets 81 816 119 263 108 133
26 561 24 449 27 442 Total assets 377 017 378 225 390 714
Equity and liabilities
14 072 13 661 14 931 Shareholders' equity 205 135 211 341 206 997
368 334 397 Non-controlling interests 5 451 5 167 5 421
14 440 13 995 15 328 Total equity 210 586 216 508 212 418
5 303 4 289 5 438 Long-term debt 74 707 66 343 78 015
193 63 45 Long-term financial liabilities 621 977 2 844
1 279 1 031 1 238 Long-term provisions 17 006 15 951 18 810
Post-retirement benefit
864 718 814 obligations 11 184 11 114 12 703
43 33 52 Long-term deferred income 715 517 631
611 1 705 1 855 Deferred tax liabilities 25 483 26 372 23 691
9 293 7 839 9 442 Non-current liabilities 129 716 121 274 136 694
Liabilities in disposal groups
- 3 - held for sale - 48 -
136 157 165 Short-term debt 2 271 2 435 2 000
58 16 55 Short-term financial liabilities 759 243 855
2 625 2 399 2 444 Other current liabilities 33 582 37 098 38 611
9 40 8 Bank overdraft 103 619 136
2 828 2 615 2 672 Current liabilities 36 715 40 443 41 602
26 561 24 449 27 442 Total equity and liabilities 377 017 378 225 390 714
*   Supplementary non-IFRS information. US dollar convenience translation, converted at closing rate of
R13,74/US$1 (31 December 2015 - R15,48/US$1; 30 June 2016 - R14,71/US$1).
Statement of changes in equity
for the period ended
Half year Half year Full year
31 Dec 16 31 Dec 15 30 Jun 16
Reviewed Reviewed Audited
Rm Rm R
Balance at beginning of period 212 418 196 483 196 483
Shares issued on implementation of share options - 54
Share-based payment expense 98 64 123
Long-term incentive scheme converted to equity 645 - -
Total comprehensive income for the period 3 669 27 828 27 734
Dividends paid to shareholders (5 650) (7 140) (10 680)
Dividends paid to non-controlling shareholders in subsidiaries (594) (781) (1 296)
Balance at end of period 210 586 216 508 212 418
Comprising
Share capital
29 282 29 282 29 282
Share repurchase programme (2 641) (2 641) (2 641)
Retained earnings 167 944 162 546 164 917
Share-based payment reserve (12 839) (13 642) (13 582)
Foreign currency translation reserve 25 946 37 605 33 316
Remeasurements on post-retirement benefit obligations (2 037) (1 419) (2 533)
Investment fair value reserve 24 15 26
Cash flow hedge accounting reserve (544) (405) (1 788)
Shareholders' equity 205 135 211 341 206 997
Non-controlling interests in subsidiaries 5 451 5 167 5 421
Total equity 210 586 216 508 212 418

Statement of cash flows
for the period ended
Half year Half year Full year
31 Dec 16 31 Dec 15 30 Jun 16
Reviewed Reviewed Audited
Rm Rm Rm
Cash receipts from customers 84 341 87 885 175 994
Cash paid to suppliers and employees (67 505) (61 205) (121 321)
Cash generated by operating activities 16 836 26 680 54 673
Dividends received from equity accounted investments 465 744
887
Finance income received 793 688 1 633
Finance costs paid (1 587) (955) (3 249)
Tax paid (3 010) (5 195) (9 329)
Dividends paid (5 650) (7 140) (10 680)
Cash retained from operating activities 7 847 14 822 33 935
Total additions to non-current assets (29 806) (31 336) (67 158)
Additions to non-current assets (30 248) (33 559) (70 409)
Increase in capital project related payables 442 2 223 3 251
Settlement of funding commitment on Canadian assets - - (3 339)
Additional investments in equity accounted investments (124) (251) (548)
Proceeds on disposals of assets 125 25 569
Other net cash flow from investing activities 161 (433) (558)
Cash used in investing activities (29 644) (31 995) (71 034)
Share capital issued on implementation of share options - 54 54
Dividends paid to non-controlling shareholders in subsidiaries (595) (781) (1 296)
Proceeds from long-term debt 1 182 19 025 34 008
Repayments of long-term debt (1 227) (2 070) (3 120)
Proceeds from short-term debt 860 1 918 2 901
Repayments of short-term debt (850) (2 328) (3 369)
Cash (used)/generated by financing activities (630) 15 818 29 178
Translation effects on cash and cash equivalents (2 162) 9 285 7 069
(Decrease)/increase in cash and cash equivalents (24 589) 7 930 (852)
Cash and cash equivalents at beginning of period 52 180 53 032 53 032
Reclassification to held for sale (29) - -
Cash and cash equivalents at end of period 27 562 60 962 52 180
Salient features
for the period ended
Half year Half year Full year
31 Dec 16 31 Dec 15 30 Jun 16
Selected ratios
Return on equity
% 8,3* 7,4* 6,6
Operating profit margin % 16,1 17,7 14,0
Finance costs cover times 9,1 16,4 8,0
Net borrowings to shareholders' equity (gearing) % 25,0 6,2 14,6
Dividend cover - attributable basic earnings
per share
times 3,0 2,1 1,5
Dividend cover - headline earnings per share times 3,2 4,3 2,8
* Annualised.
Share statistics
Total shares in issue
million 679,8 679,8 679,8
Sasol ordinary shares in issue million 651,4 651,4 651,4
Treasury shares (share repurchase programme) million 8,8 8,8 8,8
Weighted average number of shares million 610,7 610,6 610,7
Diluted weighted average number of shares million 610,9 610,6 610,7
Share price (closing) Rand 398,90 419,40 397,17
Market capitalisation - Sasol ordinary shares Rm 259 843 273 197 258 717
Market capitalisation - Sasol BEE ordinary shares Rm 826 778 892
Net asset value per share Rand 337,45 347,66 340,51
Dividend per share Rand 4,80 5,70 14,80
- interim Rand 4,80 5,70 5,70
- final Rand - - 9,10

Half year Half year Full year
31 Dec 16 31 Dec 15 30 Jun 16
Other financial information
Total debt (including bank overdraft)
Rm 77 081 69 397 80 151
- interest-bearing Rm 75 967 69 192 79 175
- non-interest-bearing Rm 1 114 205 976
Finance expense capitalised Rm 1 315 1 127 2 253
Capital commitments (subsidiaries and joint
operations)(1)
Rm 111 829 119 302 137 286
- authorised and contracted Rm 144 851 147 992 143 380
- authorised, not yet contracted Rm 78 473 58 261 95 590
- less expenditure to date Rm (111 495) (86 951) (101 684)
Capital commitments (equity accounted
investments)
Rm 552 765 608
- authorised and contracted Rm 291 1 175 175
- authorised, not yet contracted Rm 492 672 756
- less expenditure to date Rm (231) (1 082) (323)
Guarantees (excluding treasury facilities)
- maximum potential exposure
Rm 92 670 106 595 98 312
- related debt recognised on the balance sheet Rm 68 161 56 558 71 252
Share-based payment expenses Rm 125 482 494
- Sasol cash settled share incentive schemes Rm 27 418 371
- Sasol equity settled share incentive schemes Rm 59 - -
- Sasol Inzalo share transaction Rm 39 64 123
Effective tax rate % 28,4 43,1 36,6
Adjusted effective tax rate(2) % 29,2 32,9 28,2
Number of employees(3) number 30 300 30 369 30 100
Average crude oil price - dated Brent US$/barrel 47,68 46,97 43,37
Average rand/US$ exchange rate 1US$ = Rand 13,99 13,62 14,52
Closing rand/US$ exchange rate 1US$ = Rand 13,74 15,48 14,71
1   Excludes significant commitments under leases relating to the air separation unit in Secunda, estimated to be in a range of
R4,5 billion - R6,5 billion.
2   Effective tax rate adjusted for equity accounted investments, remeasurement items and once-off items.
3   The total number of employees includes permanent and non-permanent employees and the group's share of employees within joint operations, but excludes contractors and equity accounted investments' employees.

Half year Half year Full year
31 Dec 16 31 Dec 15 30 Jun 16
Rm Rm Rm
Reconciliation of headline earnings
Earnings attributable to owners of Sasol Limited
8 676 7 312 13 225
Effect of remeasurement items for subsidiaries and
joint operations
771 7 586 12 892
Impairment of property, plant and equipment 442 5 470 8 424
Impairment of assets under construction 191 1 988 3 586
Impairment of goodwill and other intangible assets 102 - 310
Impairment of other assets - 207 -
Reversal of impairment (29) - -
Loss/(profit) on disposal of non-current assets 4 21 (389)
(Profit)/loss on disposal of investments in
businesses
(11) (51) 226
Scrapping of non-current assets 72 230 1 099
Write-off of unsuccessful exploration wells - (3) (3)
Realisation of foreign currency translation reserve - (276) (361)
Tax effects and non-controlling interests (223) (79) (846)
Effect of remeasurement items for equity
accounted investments
11 7 13
Headline earnings 9 235 14 826 25 284
Headline earnings adjustments per above
- Mining
- 12 31
- Exploration and Production International 152 7 450 9 963
- Energy 25 4 1 267
- Base Chemicals 74 52 1 723
- Performance Chemicals 520 271 55
- Group Functions - (203) (147)
Remeasurement items 771 7 586 12 892
Headline earnings per share Rand 15,12 24,28 41,40
Diluted headline earnings per share Rand 15,12 24,28 41,40
The reader is referred to the definitions contained in the 2016 Sasol Limited financial statements.
Basis of preparation
The condensed consolidated interim financial statements for the six months ended 31 December 2016 have been prepared in accordance with International Financial Reporting Standards, IAS 34, Interim Financial
Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and
Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, 2008, as amended, and the JSE Limited Listings Requirements.
The condensed consolidated interim financial statements do not include all the disclosure required for complete annual financial statements prepared in accordance with IFRS as issued by the International
Accounting Standards Board. The condensed consolidated interim financial statements are prepared on a going-concern basis. The Board is satisfied that the liquidity and solvency of the Company is sufficient to support the current operations for the next 12 months.
These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-
settled share-based payment schemes, financial assets at fair value through profit or loss and available-
for-sale financial assets, are stated at fair value.
The condensed consolidated interim financial statements are presented in South African rand, which is Sasol
Limited's functional and presentation currency.
The condensed consolidated interim financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the condensed consolidated interim financial statements. Paul Victor CA(SA), Chief Financial Officer, is responsible for this set of condensed consolidated interim financial statements and has supervised the preparation thereof in conjunction with the Senior Vice-President: Financial Control Services, Brenda Baijnath CA(SA).
Accounting policies
The accounting policies applied in the preparation of these summarised consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2016.
Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.
Significant events and transactions since 30 June 2016
In accordance with IAS34, Interim Financial Reporting, we have included an explanation of events and transactions which are significant to obtain an understanding of the changes in our financial position and performance since 30 June 2016 in the financial results overview.
Financial instruments
Fair value
Fair value is determined using valuation techniques as outlined unless the instrument is listed in an active market. Where possible, inputs are based on quoted prices and other market determined variables.
Fair value hierarchy
The table below represents significant financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 31 December 2016. The US dollar bond, interest rate swap, crude oil put options, zero-cost foreign exchange collars and coal swaps were considered to be significant financial instruments based on the amounts recognised in the statement of financial position and the fact that these instruments are traded in an active market. The calculation of fair value requires various inputs into the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13.
Level 1 Quoted prices in active markets for identical assets or liabilities.
Level 2 Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Level 3 Inputs for the asset or liability that are unobservable.
IFRS 13 Carrying
fair value value Fair value
Instrument hierarchy Rm Rm Valuation method Significant inputs
Listed long-term debt Level 1 13 819 13 725 Fair value
Quoted market
price for the
same or similar
instruments
Interest rate swap Level 2 (1 009) (1 009) Discounted expected Market interest cash flows rate
Coal swaps Level 2 (30) (30)
Discounted expected
cash flows
Coal prices
Crude oil put options Level 2 233 233
Numerical
approximation
Crude oil prices
Zero-cost foreign Numerical rand/US dollar
exchange collar Level 2 278 278 approximation exchange rate
For all other financial instruments, fair value approximates carrying value.
Independent review by the auditors
These condensed consolidated interim financial statements, including the segment report for the six months ended 31 December 2016 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified conclusion thereon. The individual auditor assigned to perform the review is Mr PC Hough. A copy of the auditor's unmodified review report on the condensed consolidated interim financial statements is available for inspection at the company's registered office, together with the condensed consolidated interim financial statements identified in the auditor's report. The auditor's report does not necessarily report on all of the information contained in this announcement of interim financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying condensed consolidated interim financial statements from the company's registered office.
Registered office: Sasol Place, 50 Katherine Street, Sandton, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa
Share registrars: Computershare Investor Services (Pty) Ltd, 15 Bierman Avenue, Rosebank 2196
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
Directors (Non-Executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr MJ Cuambe (Mozambican)*,
Mr HG Dijkgraaf (Dutch)^, Ms NNA Matyumza*, Ms IN Mkhize*, Mr ZM Mkhize*, Mr MJN Njeke*,
Mr PJ Robertson (British and American)*, Mr S Westwell (British)*
Directors (Executive): Mr SR Cornell (Joint President and Chief Executive Officer) (American), Mr B Nqwababa
(Joint President and Chief Executive Officer) , Mr P Victor (Chief Financial Officer)
*Independent ^Lead independent director
Company Secretary: Mr VD Kahla
Company registration number: 1979/003231/06, incorporated in the Republic of South Africa
Income tax reference number: 9520/018/60/8

JSE NYSE
Ordinary shares
Share code:
SOL SSL
ISIN: ZAE000006896 US8038663006
Sasol BEE Ordinary shares
Share code:
SOLBE1
ISIN: ZAE000151817
American depository receipts (ADR) program:
Cusip number 803866300 ADR to ordinary share 1:1
Depositary: The Bank of New York Mellon, 22nd Floor, 101 Barclay Street, New York, NY 10286, United States
of America
Disclaimer - Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects and cost reductions, including in connection with our BPEP and RP. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could",
"may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 27 September 2016 and in other filings with the United States Securities and Exchange Commission.
The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Please note: A billion is defined as one thousand million. Normalised items include the effect of the closing rate between
2017 and 2016, share-based payments, remeasurement items, once-off rehabilitation provisions recognised due to legislation changes and once-off tax adjustments.
Comprehensive additional information is available on our website: www.sasol.com
www.sasol.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date February 27, 2017 By:

/s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary
_______________